

May 16, 2017

Richard T. McGuire III
Managing Partner
Marcato Capital Management LP
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re:** **Buffalo Wild Wings, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed April 27, May 2, May 5 and May 11, 2017 by Marcato Capital**
> **Management   LP et al.**
> **Correspondence dated May 11, 2017**
> **File No. 000-24743**

Dear Mr. McGuire:

We have reviewed the above-captioned filings and response letter, and have the following comments. Please respond to this letter by amending the filing and/or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

Response Letter Dated May 11, 2017

1.   The above-captioned response to prior comment 2 of our letter dated May 5, 2017 did not address the requirement under Rule 14a-3(a)(1) that a person soliciting proxies in a non-exempt solicitation must file a proxy statement containing the information specified in Schedule 14A. Due to the participants' decision to file the proxy statement in definitive form before the registrant had distributed its definitive proxy statement, the participants' apparent reliance on Rule 14a-5(c) to omit the information from their definitive proxy statement was not compliant with the terms of that rule or Rule 14a-3(a)(1). Given that the proxy supplement filed on May 5, 2017 appears to have provided the previously omitted information otherwise required by Schedule 14A, the supplement revised the definitive proxy statement filed on March 23, 2017 as distinguished from complementing it as the response intimated. While no further comment will be made regarding the participants' decision not to identify the proxy supplement under the DEFR14A EDGAR header tag and identify it as Amendment No. 1, our prior comment remains outstanding.

DFANs filed April 27, 2017, May 2, 2017 and May 11 2017

2.   Predictions as to numerical future market values of the registrant appear on: slide 14 of
        the April 27, 2017 soliciting materials; within the May 2, 2017 soliciting materials; and
        on slide 16 of the May 11, 2017 soliciting materials. These predictions each appear
        under the heading "We Believe BWLD's Stock Price Could Rise by More Than 2-3x
        Under Marcato's Proposal." Under Note a. to Rule 14a-9, predictions as to specific
        future market values are an example of statements that may be false and misleading.
        Please explain how the cited statements do not contravene Rule 14a-9 or, in the
        alternative, make a revised filing to reflect either the factual support for the predictions or
        the deletion of the cited statements. See Exchange Act Release 16833 (May 23, 1980).

3.   The participants assert that "Marcato disclaims any and all liability as to the
        completeness or accuracy of the information and for any omissions of material facts." As
        the participants are responsible for the accuracy of all information in the filing, this
        disclaimer does not appear to be factually or legally supportable. Please avoid making
        future statements that imply the inclusion of the information creates no legal liability
        exposure for the participants under the federal securities laws, or advise.

4.   Please advise us as to what consideration has been given, if any, to submitting official
        versions of all text and tabular disclosure provided in graphic and image files in an ASCII
        document or as text in html format. Refer to Section 5.1 of Volume II of the EDGAR
        Filer Manual (Version 41) and the last sentence of Rule 304(e) of Regulation S-T.

DFAN filed May 11, 2017

5.   We note the statements provided by purported employees of Buffalo Wild Wings in
        Exhibit 4. Please advise us of the steps taken, if any, to verify each commenter's
        employment. In addition, please advise us what consideration has been given, if any, to
        the possibility that affiliates, associates, or control persons of the participants, or some of
        the participants themselves, manufactured the statements submitted to the website.

      We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christina M. Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand
       Cadwalader, Wickersham & Taft LLP